UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 January 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT and Malherbe conclude deal for the sale of Logistiques Ladoux, 2 January 2006

2 January 2006

TNT and Malherbe conclude deal for the sale of Logistiques Ladoux

TNT and the French cargo transport operator Malherbe announced today that they have signed an agreement for the sale of the activities of Logistiques Ladoux, part of the activities of TNT's French subsidiary TNT Logistics Holdings SAS.

This transaction, together with the sale of the majority of the contract logistics activities and part of the transportation activities to Norbert Dentressangle as announced on 1 December 2005, represent approximately 90% of the TNT Logistics France business unit.

As previously disclosed, the expected negative financial impact relating to the sale and refocus of the French Logistics business unit is to be up to EURO 140 million pre-tax, and to be booked largely in 2005.

Neither the French Express business unit of TNT nor its French Freight Management business are involved or impacted by this deal.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

Explanatory note

This report of Form 6-K contains
TNT N.V. – Buyback of ordinary shares, 2 January 2006

2 January 2006

TNT N.V. – Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

on December 30, 2005, it purchased 167,000 TNT N.V. ordinary shares at an average price of Euro 26,3273 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of ? 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

Explanatory note

This report of Form 6-K contains
TNT expands European Innight Network, 3 January 2006

3 January 2006

TNT expands European Innight Network

TNT acquires ISH Nocní Expres, the leading innight distribution services provider in the Czech Republic and Slovakia

TNT N.V., global provider of mail, express and logistics services, today announced it has acquired ISH Nocní Expres, the leading innight distribution services provider in the Czech Republic and Slovakia.

The acquisition will further strengthen TNT's European innight network and its Eastern European business which has been identified as a growth area for TNT. Furthermore, this acquisition is in line with TNT's refined strategy focusing on network distribution, including innight distribution services (delivering consignments during the night before 08.00 AM).

ISH, a Czech company active since 1991, is the market leading provider of innight distribution services in the Czech Republic and Slovakia and has been a partner of TNT Innight for more than 10 years. It services clients primarily in the automotive and machine/equipment industries as well as electronics providers.

ISH delivers over 1,500 shipments per day in the Czech Republic and Slovakia by operating a high quality network of 3 depots and a fleet of 90 vehicles. ISH employs 63 staff members and offers both domestic and international innight distribution services. A significant share of shipments originating outside the Czech Republic and Slovakia use the TNT's European innight network. ISH will be re-branded as TNT Innight in the course of 2006.

TNT Innight's network spans most of Europe with innight distribution services providers in the Netherlands, Austria, Belgium, Denmark, Germany, Hungary, Switzerland and a number of other European countries. Deliveries can be picked-up late in the afternoon or early in the evening for delivery during the same night, using various drop-off locations. Including the acquisition of ISH, TNT Innight's network employs over 1,200 employees, operates 71 depots and handles approximately 93,000 shipments per day.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

Explanatory note

This report of Form 6-K contains
TNT N.V. - Buyback of ordinary shares, 3 January 2006

3 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 2, 2006, it purchased 195,000 TNT N.V. ordinary shares at an average price of Euro 26.6294 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 3 January 2006